Exhibit 12.1
Consolidated Edison, Inc.
Ratio of Earnings to Fixed Charges
(Millions of Dollars)

	For the Six Months Ended June 30, 2016	For The Twelve Months Ended December 31, 2015	For the Six Months Ended June 30, 2015
Earnings
Net Income	$542	$1,193	$589
Preferred Stock Dividend	—	—	—
(Income)/Loss from Equity Investees	(13)	(34)	(15)
Minority Interest Loss	—	—	—
Income Tax	288	605	300
Pre-Tax Income	$817	$1,764	$874
Add: Fixed Charges*	366	701	346
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Earnings	$1,183	$2,465	$1,220
* Fixed Charges
Interest on Long-term Debt	$324	$618	$304
Amortization of Debt Discount, Premium and Expense	7	14	7
Interest Capitalized	—	—	—
Other Interest	12	24	13
Interest Component of Rentals	23	45	22
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$366	$701	$346
Ratio of Earnings to Fixed Charges	3.2	3.5	3.5